K R A M E R   L E V I N   N A F T A L I S  &  F R A N K E L   LLP

                October 15, 2009

VIA EDGAR

Mr. Christopher Chase
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 18, 2009 Definitive Proxy Statement on Schedule 14A Filed April 30, 2009 File No. 001-13792

Dear Mr. Chase:

Reference is made to the letter dated September 15, 2009 (the “Comment Letter”) to Mr. Richard Leeds, Chairman and Chief Executive Officer of Systemax, Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission to the Annual Report on Form 10-K for the year ended December 31, 2008 filed by the Company on March 18, 2009 and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 30, 2009.

Pursuant to my conversation with you, I am hereby requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on October 19, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9341.

                Sincerely,

               /s/ Ari Edelman
                   Ari Edelman

cc:           Richard Leeds, Chairman and CEO, Systemax, Inc.
Curt Rush, General Counsel, Systemax, Inc.

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